

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 19, 2011

<u>Via Facsimile and U.S. Mail</u>

Mr. Sandeep Nayyar
Chief Financial Officer
Power Integrations, Inc.
5245 Hellyer Avenue
San Jose, California 95138

      Re: Power Integrations, Inc.
             Form 10-K for the Year Ended December 31, 2010
             Filed February 25, 2011
             Form 10-Q for the Quarters Ended March 31, 2011
             Form 8-K filed on May 2, 2011
             File No. 000-23441

Dear Mr. Nayyar:

      We have reviewed your filings and have the following comments.   We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

-Liquidity and Capital Resources, page 34

1.   We note your disclosure on page 74 that you do not provide for foreign income and withholding, U.S. federal, or state income taxes or tax benefits on the undistributed earnings or losses of your foreign subsidiaries because such earnings are considered to be reinvested indefinitely. To the extent such amounts could be considered material to an understanding of your liquidity and capital resources, please revise your future filings to disclose the amounts of the cash and investment amounts held by your foreign subsidiaries that would not be available for use in the United States. Please further provide a discussion of any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350, and Financial Reporting Codification Section 501.03.a.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 37

2.   Please revise future filings to provide the quantitative disclosures regarding market risk related to your foreign currency exchange risk in one of the three disclosure alternatives outlined in Item 305 of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules, page 45

Report of Independent Registered Public Accounting Firm, page 46

3.   We note here and on page F-41 that you do not include a signed audit report related to your financial statements as of and for the three years ended December 31, 2010 and related to the effectiveness of your internal controls over financial reporting as of December 31, 2010. Please amend your Form 10-K to include signed audit reports. Refer to Rule 2-02(a) of Regulation S-X and Item 302 (a) of Regulation S-T which provides guidance on providing signatures in electronic filings.

Note 4. Fair Value Measurements, page 64

4.   We note your disclosures on page 65, throughout the filing and within your March 31, 2011 Form 10-Q that you may be required to acquire SemiSouth Laboratories, which is an investment accounted for on a cost basis, if it meets certain financial performance obligations. We further note that you have determined the potential obligation to be zero based upon Level 2 inputs. Please revise your future filings to disclose in more detail the financial performance obligations that would obligate you to purchase this company.

Explain in more detail how you determined the fair value of this potential obligation. Please provide us a sample of your proposed disclosure.

Note 9. Legal Proceedings, page 79

5.   We note your disclosures here and within your March 31, 2011 Form 10-Q regarding various legal proceedings and contingencies including your dispute with the IRS related to adjustments for your research and development cost-sharing arrangements for certain tax returns. For any unrecognized contingencies whereby an accrual has not been made because the conditions in paragraph 450-20-25-2 of the FASB Accounting Standards Codification have not been met or an exposure to loss exists in excess of the amount accrued, please revise future filings to disclose an estimate of the possible loss or range of loss. Refer to paragraph 450-20-50-4 of the FASB Accounting Standards Codification.

Form 10-Q for the Quarter Ended March 31, 2011

Exhibit 31.1 and 31.2

6.   We note that your certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by that rule. Specifically, we note from paragraph 4(d) that you have deleted the language "(the registrant's fourth fiscal quarter in the case of an annual report.)" The certifications must be in the exact form prescribed in Item 601(b)(31) of Regulation S-K. Please revise future filings to include corrected certifications.

Form 8-K filed on May 2, 2011

7.   We note that you have provided forward-looking non-GAAP financial measures for the second quarter ended June 30, 2011. However, we do not see where you have provided a reconciliation of these forward-looking non-GAAP financial measures with the corresponding forward-looking GAAP financial measures as required by Regulation G or otherwise provided the disclosures required by Regulation G for forward-looking non-GAAP financial measures. Please revise future filings to comply by providing reconciling information that is available without unreasonable effort. As applicable, include clear disclosure of why any forward-looking GAAP information is not accessible. Identify such information that is unavailable and disclose its probable significance. Refer to the guidance in Regulation G.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

Kevin Vaughn
Accounting Branch Chief